EXHIBIT 21

SUBSIDIARIES OF USA TRUCK, INC.

(1)	International Freight Services, Inc. (“IFS”), a Delaware corporation
(2)	Davis Transfer Company Inc. (“DTC”), a Georgia corporation
(3)	Davis Transfer Logistics Inc. (“DTL”), a Georgia corporation
(4)	B & G Leasing, L.L.C., (“B & G”), a Georgia limited liability corporation